Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

April 3, 2012

Securities & Exchange Commission

Dear Sirs:

This letter will serve as an explanation for the request for acceleration for two recent N-14 filings with the Commission on behalf of The Huntington Funds (the “Registrant”). The Registrant greatly appreciates the Staff’s consideration.

The Huntington VA New Economy Fund and the Huntington New Economy Fund are merging with the Huntington VA Mid Corp America Fund and the Huntington Mid Corp America Fund, respectively. The Registrant requests acceleration for the VA N-14 because insurance carriers have requested that the merger be completed prior to the issuance of a new prospectus on May 1. Fund management would prefer that the merger for the retail funds be consistent with that of the VA funds.

In addition, there were operational and systems considerations which lead management to the proposed date of May 4. Accelerating the effectiveness to April 6th gives management sufficient time to print and mail the information statement to shareholders while also giving shareholders 20 day’s notice of the merger.

Please feel free to contact me at (513) 366-3071, if you have any questions regarding the information provided or if additional information is required. Your consideration to this matter is greatly appreciated.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary
The Huntington Funds